United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Kayne Anderson Energy Infrastructure Fund, Inc.

(Name of Issuer)

Mandatory Redeemable Preferred Stock, no par value

(Title of Class of Securities)

4866062@4,

4866066*2,

4866068*0

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4866062@4, 4866066*2, 4866068*0	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons The Guardian Life Insurance Company of America

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 440,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 440,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.2%
12	Type of Reporting Person IC

CUSIP No. 4866062@4, 4866066*2, 4866068*0	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons HPS Investment Partners, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 440,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 440,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 4866062@4, 4866066*2, 4866068*0	Schedule 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Kayne Anderson Energy Infrastructure Fund, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

717 Texas Avenue, Suite 2200

Houston, Texas 77002

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

The Guardian Life Insurance Company of America (“Guardian”)

HPS Investment Partners, LLC (“HPS”)

(b)	Address or Principal Business Office:

The business address of Guardian is 10 Hudson Yards, New York, NY 10001. The business address of HPS is 40 West 57th Street, 33rd Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

Guardian is organized under the laws of the state of New York and HPS is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Mandatory Redeemable Preferred Stock, no par value.

(e)	CUSIP Number:

4866062@4, 4866066*2, 4866068*0

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☒ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

CUSIP No. 4866062@4, 4 866066*2, 4866068*0	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a) Amount beneficially owned: 440,000

(b) Percent of class: 7.2%, based upon 6,123,760 shares or $153,094,000 in aggregate principal amount of Mandatory Redeemable Preferred Stock outstanding, which consists of (i) $41,828,000 of Series R Mandatory Redeemable Preferred Stock, (ii) $49,775,000 of Series S Mandatory Redeemable Preferred Stock, (iii) $20,000,000 of Series T Mandatory Redeemable Preferred Stock, (iv) $9,491,000 of Series U Mandatory Redeemable Preferred Stock, (v) $20,000,000 of Series V Mandatory Redeemable Preferred Stock and (vi) $12,000,000 of Series W Mandatory Redeemable Preferred Stock outstanding as of May 31, 2024, as reported by the Issuer in its Certified Shareholder Report filed with the Securities and Exchange Commission on July 24, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 440,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 440,000

The securities reported herein are held of record by Guardian. HPS, which is the investment manager of Guardian, may be deemed to share beneficial ownership of these securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 4866062@4, 4866066*2, 4866068*0	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 14, 2024

The Guardian Life Insurance Company of America

By:	/s/ Joseph Virgilio
Name:	Joseph Virgilio
Title:	Attorney-in-fact

HPS Investment Partners, LLC

By:	/s/ Joseph Virgilio
Name:	Joseph Virgilio
Title:	Chief Compliance Officer

CUSIP No. 4866062@4, 4866066*2, 4866068*0	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
24	Power of Attorney.
99	Joint Filing Agreement.